UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2013

*	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of First American Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2013 and for the year then ended was conducted for the purpose of forming an opinion on the basic 2013 financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 18, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2012, and the changes in the net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 24, 2013

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value	$1,002,329,207	$830,972,014
Receivables:
Employer contributions	10,523,258	28,156,900
Notes receivable from participants	21,199,689	19,966,559
Due for securities sold	29,718	39,126

Total receivables	31,725,673	48,162,585

Total assets	1,034,081,872	879,134,599

Liabilities
Corrective distributions payable	5,982	175,912

Total liabilities	5,982	175,912

Net assets available for benefits	$1,034,075,890	$878,958,687

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions
Investment income:
Net appreciation in fair value of investments	$125,458,309	$120,073,089
Interest and dividend income	42,915,958	17,713,887

Total investment income	168,374,267	137,786,976

Interest income on notes receivable from participants	867,269	873,334

Contributions:
Participants	58,539,427	50,951,563
Employer	10,523,258	28,156,900

Total contributions	69,062,685	79,108,463

Total additions	238,304,221	217,768,773

Deductions
Benefits paid to participants	(82,484,676)	(76,101,549)
Corrective distributions	(5,982)	(186,837)
Administrative expenses	(696,360)	(649,263)

Total deductions	(83,187,018)	(76,937,649)

Increase in net assets	155,117,203	140,831,124
Net assets available for benefits
Beginning of year	878,958,687	738,127,563

End of year	$1,034,075,890	$878,958,687

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

On June 1, 2010, First American Financial Corporation (the “Company”) became an independent publicly traded company following the separation of the Company from its prior parent, The First American Corporation (“TFAC”), pursuant to a dividend distribution of the Company’s common stock to the shareholders of TFAC (the “separation”). Following the separation, the Company owns TFAC’s financial services businesses and TFAC changed its name to CoreLogic, Inc. In connection with the separation, the Company adopted TFAC’s 401(k) savings plan, which is now the First American Financial Corporation 401(k) Savings Plan.

General

The Plan is a defined contribution profit sharing plan covering employees of the Company and of adopting subsidiaries greater than 50% owned by the Company. Employees are eligible to participate in the Plan on their first day of employment. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (“IRC”).

The Company’s trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“FMTC”). FMTC delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc. The Company directs FMTC to utilize Fidelity Brokerage Services LLC to provide brokerage services to the Plan.

Contributions

Participants may contribute from 1% to 60% of their annual compensation to the Plan, or from 1% to 15% for participants classified as highly compensated, up to an annual limit set forth in the IRC. Participants may elect to make pretax deferrals, after-tax Roth deferrals, or a combination of the two.

Discretionary matching contributions may be made by the Company at the direction of the Company’s Board of Directors, which have historically been based on the pretax profitability of the Company for the most recent fiscal year. For the years ended December 31, 2013 and 2012, the Company’s Board of Directors approved discretionary matching contributions of $10,523,258 and $28,156,900, respectively, which were credited to participant accounts in the first quarter of 2014 and 2013, respectively. The matching contributions were allocated to participant accounts and invested based on participant elections under the Plan. For every $1.00 contributed by eligible participants to the Plan during 2013 and 2012, up to 3% of eligible pay, the Company made a matching contribution of $0.50 and $1.50, respectively. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2013 and 2012. References to Company contributions refer to both matching and profit sharing contributions where applicable.

Participants may also rollover distributions from other qualified plans or conduit individual retirement accounts into the Plan.

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan, including a qualified default investment alternative selected by the Company’s administrative benefits plan committee. The Plan offers participants 25 mutual funds, including asset allocation strategy mutual funds, one commingled pool and a Company common stock fund as investment options.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options, one of which includes stock of the Company, up to certain limits as described by the Plan. Participants may change their investment options at any time.

First American Financial Corporation 401(k) Saving Plan

Notes to Financial Statements – (Continued)

Employees who become eligible to participate in the Plan are automatically enrolled unless affirmatively electing not to participate within an applicable time period as required by the Plan. Participants who are automatically enrolled in the Plan have pretax deferrals of three percent made each payroll period into a qualified default investment alternative until a subsequent valid election is made.

Each participant account is adjusted to reflect participant and Company contributions, withdrawals, loan activity, investment earnings or losses and fees. The benefit to which a participant is entitled is the vested balance from the participant’s account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon.

For those participants hired prior to January 1, 2013, vesting in Company contributions has been immediate. Participants hired on, or after January 1, 2013, are required to complete two years of service prior to vesting in any Company contributions, at which time they become 100% vested. The Plan allows for immediate vesting for participants in the event of death, disability, or retirement if on, or after, the normal retirement age as defined in the Plan.

Payment of Benefits

The Plan allows for lump sum participant withdrawals upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions as described in the Plan, participants may also withdraw from their account balances in the event of a financial hardship.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Company’s administrative benefits plan committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding note balance the participant may have had for all loans from the Plan during the one-year period preceding the day on which the new note from the Plan would be made. Notes are subject to an initiation fee and other expenses incurred.

Note terms are determined based on the provisions established by the Company’s administrative benefits plan committee. Notes are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Company’s administrative benefits plan committee. Notes are fully amortized requiring payments of principal and interest through payroll deductions or other methods as determined by the Company’s administrative benefits plan committee if payroll deductions are not sufficient or available. A participant may fully repay a note at any time without penalty; however partial repayment is not permitted. As of December 31, 2013 and 2012, interest rates ranged from 4.25% to 9.25% per annum with maturity dates through January 2024.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for discussion of fair value measurements.

Investments in securities are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

First American Financial Corporation 401(k) Saving Plan

Notes to Financial Statements – (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

With the exception of certain annual and transaction specific fees charged to participants and paid out of Plan assets, administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Fair Value Measurements

The fair value of Plan assets are classified using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and management’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The Plan’s investments that are measured at fair value on a recurring basis, such as common stocks and mutual funds, are generally classified within Level 1 of the fair value hierarchy. Common stocks are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) based on closing prices as reported by the fund and are deemed to be actively traded.

The Fidelity US Equity Index Pool is a commingled pool investment which is classified within Level 2 of the fair value hierarchy, is redeemable, trades settle daily, and has no future commitments or other trading restrictions. Normally 90% of the assets are invested in common stocks included in the S&P 500 Index. As a practical expedient, commingled pool investments are valued at the NAV of units of the commingled pool, which are based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the investment would be sold for an amount different than the reported NAV. Were the Plan to initiate a full redemption of the commingled pool, there could be a temporary delay in withdrawal from the commingled pool in order to ensure that securities liquidations are carried out in an orderly manner.

First American Financial Corporation 401(k) Saving Plan

Notes to Financial Statements – (Continued)

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2013
Mutual funds
Money Market	$84,515,866	$—	$—	$84,515,866
Bonds	96,751,600	—	—	96,751,600
Balanced	60,442,878	—	—	60,442,878
Target Date	112,176,897	—	—	112,176,897
Large Cap	159,898,748	—	—	159,898,748
Mid Cap	58,322,527	—	—	58,322,527
Small Cap	114,845,252	—	—	114,845,252
International Equity	116,114,821	—	—	116,114,821
Commingled pool	—	88,823,276	—	88,823,276
Common stock
First American Financial Corporation	110,061,567	—	—	110,061,567
Wells Fargo & Company	375,775	—	—	375,775

Total assets at fair value	$913,505,931	$88,823,276	$—	$1,002,329,207

	Level 1	Level 2	Level 3	Total
December 31, 2012
Mutual funds
Money Market	$86,225,494	$—	$—	$86,225,494
Bonds	100,577,480	—	—	100,577,480
Balanced	54,267,166	—	—	54,267,166
Target Date	82,628,482	—	—	82,628,482
Large Cap	120,151,858	—	—	120,151,858
Mid Cap	44,970,945	—	—	44,970,945
Small Cap	85,576,741	—	—	85,576,741
International Equity	94,886,951	—	—	94,886,951
Commingled pool	—	61,524,227	—	61,524,227
Common stock
First American Financial Corporation	99,837,141	—	—	99,837,141
Wells Fargo & Company	325,529	—	—	325,529

Total assets at fair value	$769,447,787	$61,524,227	$—	$830,972,014

First American Financial Corporation 401(k) Saving Plan

Notes to Financial Statements – (Continued)

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013	2012
Mutual funds
American Funds Growth Fund of America Class R5	$68,253,461	$52,183,475
* Fidelity Balanced K Fund	$60,442,878	$54,267,166
* Fidelity Institutional Money Market Portfolio	$84,515,866	$86,225,494
* Fidelity Low-Priced Stock K Fund	$58,322,527	$44,970,945
Harbor International Instl CL	$71,707,390	$64,149,255
Lord Abbett Small-Cap Value Fund – Class I	$74,837,942	$59,275,925
* Spartan US Bond Index Fund	$81,144,273	$84,064,102
Vanguard Dividend Growth Fund	$80,115,321	$62,255,761
Commingled pool
* Fidelity US Equity Index Pool	$88,823,276	$61,524,227
Common stock
* First American Financial Corporation	$110,061,567	$99,837,141

*	Denotes party-in-interest.

Approximately 11% and 12% of the Plan’s investments were comprised of common stock of the Company at December 31, 2013 and 2012, respectively.

The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated in value during the years ended December 31, 2013 and 2012 as follows:

	2013	2012
Mutual funds	$88,147,362	$52,675,567
Commingled pool	21,212,296	7,401,867
First American Financial Corporation common stock	16,002,381	48,742,403
CoreLogic, Inc. common stock	—	11,176,898
Other common stock	96,270	76,354

	$125,458,309	$120,073,089

Following the separation, Plan participants held investments in the common stock of First American Financial Corporation and CoreLogic, Inc. As further described in Note 5 Party-In-Interest Transactions, the Plan liquidated all remaining investment holdings in the common stock of CoreLogic, Inc. in June 2012.

First American Financial Corporation 401(k) Saving Plan

Notes to Financial Statements – (Continued)

5. Party-In-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

The Company incurred certain administrative expenses of the Plan for the years ended December 31, 2013 and 2012 totaling $346,302 and $283,544, respectively.

Certain Plan investments include shares of mutual funds managed by Fidelity Management & Research Company (“FMR”). FMR is a related entity to FMTC, the trustee of the Plan.

At December 31, 2013 and 2012, the Plan held 3,902,892 and 4,144,340 shares of Company common stock with fair values of $110,061,567 and $99,837,141, respectively. During 2013 and 2012, the Plan made purchases and sales of Company common stock totaling $6,731,559 and $14,438,504, and $10,596,849 and $17,267,168, respectively.

In June 2012, the Plan liquidated all remaining investment holdings in the common stock of CoreLogic, Inc. and reinvested the proceeds of $38,494,126 according to participant elections.

6. Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2013 and 2012, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment income and losses.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts shall remain vested in accordance with Plan provisions.

8. Federal Income Tax Status

The Plan is required to operate in conformity with the IRC to maintain its qualification. The IRS has determined and informed the Company by letter dated October 28, 2013, that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes.

Under GAAP, the plan administrator is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

9. Plan Amendments

On December 20, 2012, the Plan was amended to change the vesting requirements for participants hired on or after January 1, 2013. New participants are now required to complete two years of service prior to vesting in any Company contributions, at which time they become 100% vested. Other amendments to the plan primarily include the immediate vesting for participants in the event of death, disability, or retirement if on, or after, the normal retirement age, as well as changing the named fiduciary and plan administrator from the Company to the Company’s administrative benefits plan committee.

First American Financial Corporation 401(k) Savings Plan

EIN: 26-1911571 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	American Funds Growth Fund of America Class R5	Registered Investment Company		$68,253,461
*	Fidelity Balanced K Fund	Registered Investment Company		60,442,878
*	Fidelity Freedom 2000 K Fund	Registered Investment Company		696,686
*	Fidelity Freedom 2005 K Fund	Registered Investment Company		898,109
*	Fidelity Freedom 2010 K Fund	Registered Investment Company		3,790,659
*	Fidelity Freedom 2015 K Fund	Registered Investment Company		14,403,716
*	Fidelity Freedom 2020 K Fund	Registered Investment Company		18,749,516
*	Fidelity Freedom 2025 K Fund	Registered Investment Company		18,900,017
*	Fidelity Freedom 2030 K Fund	Registered Investment Company		15,756,307
*	Fidelity Freedom 2035 K Fund	Registered Investment Company		13,622,886
*	Fidelity Freedom 2040 K Fund	Registered Investment Company		11,590,689
*	Fidelity Freedom 2045 K Fund	Registered Investment Company		6,909,553
*	Fidelity Freedom 2050 K Fund	Registered Investment Company		3,053,466
*	Fidelity Freedom 2055 K Fund	Registered Investment Company		1,146,813
*	Fidelity Freedom Income K Fund	Registered Investment Company		2,658,480
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company		84,515,866
*	Fidelity Low-Priced Stock K Fund	Registered Investment Company		58,322,527
	Harbor International Instl CL	Registered Investment Company		71,707,390
	John Hancock Discipline Value	Registered Investment Company		11,529,966
	Lord Abbett Small-Cap Value Fund – Class I	Registered Investment Company		74,837,942
	Pimco Low Duration Inst CL Fund	Registered Investment Company		15,607,327
*	Spartan International Index Fund	Registered Investment Company		44,407,431
*	Spartan US Bond Index Fund	Registered Investment Company		81,144,273
	Vanguard Dividend Growth Fund	Registered Investment Company		80,115,321
	Vanguard Explorer Fund Admiral Class	Registered Investment Company		40,007,310
*	Fidelity US Equity Index Pool	Commingled Pool		88,823,276
*	First American Financial Corporation	3,902,892 shares of Common Stock		110,061,567
	Wells Fargo & Company	8,230 shares of Common Stock		375,775

				1,002,329,207
*	Notes receivable from participants	Maturities through January 2024 with interest from 4.25% to 9.25%		21,199,689

				$1,023,528,896

*	Denotes party-in-interest.
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 18, 2014	By:	/s/ Mark E. Rutherford
Mark E. Rutherford,
Chairman of the First American Financial Corporation Administrative Benefits Plan Committee